UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

July 04, 2024

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F a         Form 40-F __

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:			SMITH & NEPHEW PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Details of person subject to the notification obligation
Name			Cevian Capital II GP Limited
City and country of registered office (if applicable)			St Helier, Jersey
4. Full name of shareholder(s) (if different from 3)
Name			Aurora Nominees Limited
City and country of registered office (if applicable)			London, UK
5. Date on which the threshold was crossed or reached:			02/07/2024
6. Date on which issuer notified (DD/MM/YYYY):			03/07/2024
7. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B.1 + 8.B.2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	5.021046	0.0000000	5.021046	43,901,527
Position of previous notification (if applicable)

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached:
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rights			% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)		Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB0009223206		43,901,527			5.0214046
SUBTOTAL 8.A	43,901,527			5.021046%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/converted		% of voting rights
Shares on loan (right to recall)	N/A	At any time
SUBTOTAL 8.B.1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Physical or cash settlement	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entity (please add additional rows as necessary)

			X
Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Cevian Capital II G.P. Limited (ultimate controlling person)	5.021046		5.021046%
Cevian Capital II Master Fund L.P. (name of controlled undertaking)	5.021046		5.021046%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional information:
 Cevian Capital II G.P. Limited acts as a general partner for Cevian Capital II Master Fund L.P.

The legal owner of the shares is Aurora Nominees Limited (acting as nominee), which holds the shares on behalf of UBS AG (acting as custodian).

Place of completion			London
Date of completion			4 July 2024

Helen Barraclough
Company Secretary
Smith & Nephew plc
Tel:      +44 (0) 1923 477410

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: July 04, 2024	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary